Exhibit 99.1

Item 1. Financial Statements

TITAN PHARMACEUTICALS, INC.

CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share data)

	September 30,	December 31,
	2025	2024
	(unaudited)	(Audited)
Assets
Current assets:
Cash	$1,955	$2,831
Related party receivable	232	62
Prepaid expenses and other current assets	95	30
Total current assets	2,282	2,923
Property and equipment, net	5	-
Total assets	$2,287	$2,923

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$261	$202
Other accrued liabilities	41	281
Total current liabilities	302	483
Total liabilities	302	483

Commitments and contingencies (Note 5)

Stockholders’ equity:
Preferred stock, at amounts paid in, $0.001 par value per share; 5,000,000 shares authorized, 870,068 and 950,000 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively.	1	1
Common stock, at amounts paid in, $0.001 par value per share; 225,000,000 shares authorized, 1,397,654 and 914,234 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively.	1	1
Additional paid-in capital	400,574	398,974
Accumulated deficit	(398,591)	(396,536)
Total stockholders’ equity	1,985	2,440
Total liabilities and stockholders’ equity	$2,287	$2,923

See accompanying notes to condensed financial statements.

TITAN PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except per share amount)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Operating expenses:
General and administrative	$777	$754	$1,967	$3,891
Total operating expenses	777	754	1,967	3,891
Loss from operations	(777)	(754)	(1,967)	(3,891)
Other income (expense):
Interest income	-	-	-	1
Other expense	(26)	(9)	(88)	(26)
Other expense, net	(26)	(9)	(88)	(25)
Net loss	$(803)	$(763)	$(2,055)	$(3,916)

Basic and diluted net loss per common share	$(0.57)	$(0.83)	$(1.84)	$(4.38)
Weighted average shares used in computing basic and diluted net loss per common share	1,398	914	1,114	894

See accompanying notes to condensed financial statements.

TITAN PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands of U.S. dollars and share amounts)

(unaudited)

Three and Nine Months Ended September 30, 2025

					Additional		Total
	Preferred Stock		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances at December 31, 2024	950	$1	914	$1	$398,974	$(396,536)	$2,440
Net loss	-	-	-	-	-	(563)	(563)
Balances at March 31, 2025	950	$1	914	$1	$398,974	$(397,099)	$1,877
Net loss	-	-	-	-	-	(689)	(689)
Issuance of preferred stock	160	-	-	-	1,600	-	1,600
Issuance of common stock upon conversion of preferred stock	(220)	-	416	-	-	-	-
Balances at June 30, 2025	890	$1	1,330	$1	$400,574	$(397,788)	$2,788
Net loss	-	-	-	-	-	(803)	(803)
Issuance of common stock upon conversion of preferred stock	(20)	-	67	-	-	-	-
Balances at September 30, 2025	870	$1	1,397	$1	$400,574	$(398,591)	$1,985

Three and Nine Months Ended September 30, 2024

					Additional		Total
	Preferred Stock		Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances at December 31, 2023	950	$1	782	$1	$398,470	$(391,830)	$6,642
Net loss	-	-	-	-	-	(1,060)	(1,060)
Issuance of common stock upon conversion of note payable	-	-	54	-	504	-	504
Fractional shares issued due to reverse stock split	-	-	78	-	1	-	1
Balances at March 31, 2024	950	$1	914	$1	$398,975	$(392,890)	$6,087
Net loss	-	-	-	-	-	(2,093)	(2,093)
Balances at June 30, 2024	950	$1	914	$1	$398,975	$(394,983)	$3,994
Net loss	-	-	-	-	-	(763)	(763)
Balances at September 30, 2024	950	$1	914	$1	$398,975	$(395,746)	$3,231

See accompanying notes to condensed financial statements.

TITAN PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(unaudited)

	Nine Months Ended
	September 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(2,055)	$(3,916)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	-	5
Other	-	(2)
Changes in operating assets and liabilities:
Notes receivable	-	1,000
Receivables	-	8
Prepaid expenses and other current assets	(65)	48
Accounts payable	58	23
Deferred grant revenue	-	(12)
Other accrued liabilities	(239)	(514)
Net cash used in operating activities	(2,301)	(3,360)

Cash flows used in investing activity:
Purchase of property and equipment	(5)	-
Net cash used in investing activity	(5)	-

Cash flows from financing activities:
Payments on behalf of related party	(170)	(14)
Proceeds from issuance of preferred stock	1,600	-
Net cash provided by (used in) financing activities	1,430	(14)

Net decrease in cash	(876)	(3,374)
Cash at beginning of period	2,831	6,773
Cash at end of period	$1,955	$3,399

Supplemental cash flow information:
Interest paid	$-	$13
Supplemental non-cash flow information:
Note payable to related party converted to common stock	$-	$500
Issuance of common stock upon conversion of preferred stock	$2,399	-
Accrued interest net of tax converted to common stock	$-	$4
Disposal of fully depreciated property and equipment	$-	$711

See accompanying notes to condensed financial statements.

TITAN PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1.	Organization and Summary of Significant Accounting Policies

The Company

Titan Pharmaceuticals, Inc. (“Titan” or the “Company” or “we,” “our” or “us”) is a pharmaceutical company that was previously developing therapeutics utilizing the proprietary long-term drug delivery platform, ProNeura®, for the treatment of select chronic diseases for which steady state delivery of a drug has the potential to provide an efficacy and/or safety benefit. ProNeura consists of a small, solid implant made from a mixture of ethylene-vinyl acetate and a drug substance. The resulting product is a solid matrix that is designed to be administered subdermally in a brief, outpatient procedure and is removed in a similar manner at the end of the treatment period.

Our first product based on the ProNeura technology was Probuphine® (buprenorphine implant), which is approved in the United States, Canada and the European Union (“EU”) for the maintenance treatment of opioid use disorder in clinically stable patients taking 8 milligrams or less a day of oral buprenorphine. While Probuphine continues to be commercialized in the EU (as Sixmo™) by another company that had acquired the rights from us, we discontinued commercialization of the product in the United States during the fourth quarter of 2020 and subsequently sold the product in September 2023. Discontinuation of our commercial operations allowed us to focus our limited resources on product development programs and transition back to a product development company at that time.

In December 2021, we announced our intention to work with our financial advisor to explore strategic alternatives to enhance stockholder value, potentially including an acquisition, merger, reverse merger, other business combinations, sales of assets, licensing, or other transactions. In June 2022, we implemented a plan to reduce expenses and conserve capital that included a company-wide reduction in salaries and a scale back of certain operating expenses to enable us to maintain sufficient resources as we pursued potential strategic alternatives. In July 2022, David Lazar and Activist Investing LLC acquired an approximately 25% ownership interest in Titan, filed a proxy statement and nominated six additional directors, each of whom was elected to our board of directors (the “Board”) at a special meeting of stockholders held on August 15, 2022 (the “Special Meeting”). The exploration and evaluation of possible strategic alternatives by the Board continued following the Special Meeting. Following the election of the new directors at the Special Meeting, Dr. Marc Rubin was replaced as our Executive Chairman, and David Lazar assumed the role of Chief Executive Officer. In connection with the termination of his employment as Executive Chairman, Dr. Rubin received aggregate severance payments of approximately $0.4 million. In December 2022, we implemented additional cost reduction measures including a reduction in our workforce. In June 2023, David Lazar sold his approximately 25% ownership interest in Titan to Choong Choon Hau. Mr. Lazar resigned his position as the Company’s Chief Executive Officer in April 2024. Our then Chairman of the Board of Directors, Seow Gim Shen, assumed the position as our Chief Executive Officer in April 2024.

On September 1, 2023 (the “Closing Date”), we closed on the sale of certain ProNeura assets, including our portfolio of drug addiction products, in addition to other early development programs based on the ProNeura drug delivery technology (the “ProNeura Assets”). In July 2023, we entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Fedson, Inc., a Delaware corporation (“Fedson”), for the sale of the ProNeura Assets. Our addiction portfolio consisted of the Probuphine and Nalmefene implant programs. The ProNeura Assets constituted only a portion of our assets. In August 2023, we entered into an Amendment and Extension Agreement (the “Amendment”) to the Asset Purchase Agreement, pursuant to which Fedson agreed to purchase our ProNeura Assets for a purchase price of $2.0 million, consisting of (i) $500,000 in readily available funds, paid in full on the Closing Date, (ii) $500,000 in the form of a promissory note due and payable on October 1, 2023 (the “Cash Note”) and (iii) $1,000,000 in the form of a promissory note due and payable on January 1, 2024 (the “Escrow Note”). We will also be eligible to receive potential milestone payments of up to $50 million on future net sales of the products and certain royalties on future net sales of the products. As further consideration, Fedson assumed all liabilities related to a pending employment claim against us. On the Closing Date, Fedson delivered a written guaranty by a principal of Fedson of all of Fedson’s obligations under both the Cash Note and Escrow Note. The Cash Note included provisions, which Fedson has exercised, allowing Fedson to extend the payment of the Cash Note to November 1, 2023, and again to December 1, 2023, upon payment of $5,000 for each extension. The Cash Note and Escrow Note were paid in December 2023 and January 2024, respectively. We received the funds from the escrow account in February 2024.

On September 13, 2023, we entered into a Securities Purchase Agreement (the “Sire Purchase Agreement”) with The Sire Group Ltd. (“Sire”), pursuant to which we issued 950,000 shares of Series AA Preferred Stock to Sire at a price of $10.00 per share, for an aggregate purchase price of $9,500,000. The purchase price consists of (i) $5 million in cash at closing and (ii) $4.5 million in the form of a promissory note from Sire, personally guaranteed by a principal of Sire, due and payable on September 23, 2023, which was fully repaid on that date. The terms, rights, obligations and preferences of the Series AA Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series AA Preferred Stock of Titan (the “Certificate of Designations”), filed with the Secretary of State of the State of Delaware on September 13, 2023. Pursuant to the Sire Purchase Agreement, David Lazar and Peter Chasey submitted their resignations from our Board of Directors. On October 12, 2023, Brynner Chiam and Seow Gim Shen were elected to our Board of Directors, and Seow Gim Shen was appointed as Chairman.

In April 2024, David Lazar, our Chief Executive Officer, Kate Beebe DeVarney, Ph.D., our President and Chief Operating Officer and a member of our Board of Directors, and three other members of our Board of Directors, Eric Greenberg, Matthew C. McMurdo and David Natan, resigned their positions with the Company. Pursuant to the terms of their respective settlement agreements, we made payments in aggregate of approximately $1.2 million. The Board of Directors subsequently appointed Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García as independent directors of the Company to fill two of the vacancies created by the resignations. In addition, Seow Gim Shen was appointed as Chief Executive Officer and Principal Financial Officer and continued to serve as the Company’s Chairman of the Board, which he had done since October 12, 2023.

On August 19, 2024, we entered into a Merger and Contribution and Share Exchange Agreement (the “Merger Agreement”) regarding a business combination with TalenTec Sdn. Bhd. (formerly known as KE Sdn. Bhd.) (“TalenTec”). The Merger Agreement was approved by our Board of Directors. The Merger Agreement was subsequently approved by our stockholders and the stockholders of TalenTec (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement) on August 26, 2025. Upon consummation of the transactions contemplated by the Merger Agreement (the “Merger Closing”), on October 1, 2025, the Company combined with TalenTec in a “reverse merger” transaction consisting of two steps:

1.	TTNP Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Black Titan Corporation (formerly known as BSKE Ltd.) (“Black Titan”), a Cayman Islands exempted company, will merge with and into Titan (the “Merger”); the separate existence of Merger Sub will cease; and Titan will be the surviving corporation of the Merger and a direct wholly owned subsidiary of Black Titan.

2.	The shareholders of TalenTec entered into a share exchange agreement (the “Share Exchange Agreement”) with Titan and Black Titan, pursuant to which, immediately following the Merger, each TalenTec shareholder entering into the Share Exchange Agreement contributed and exchanged all of his TalenTec shares in exchange for ordinary shares of Black Titan.

Seow Gim Shen, who served as our Chairman of the Board and Chief Executive Officer, was previously the holder of 47.4% of the outstanding shares of TalenTec. In addition, Mr. Seow was previously the sole stockholder of Sire, which is the holder of Series AA Preferred Stock. Mr. Seow subsequently sold all of his TalenTec shares to Danny Vincent Dass and sold all of his Sire shares to Jeffrey Chung. Upon completion of the Merger, the existing security holders of TalenTec and Titan (excluding Sire and current Titan directors and officers) expect to own approximately 79.89% and 20.11%, respectively, of the outstanding shares of the combined company. Such ownership percentages could be subject to proportional dilution for any required financing in connection with the Merger Closing.

Completion of the Merger was subject to the approval of the Merger by our stockholders and the issuance of shares related to the Merger, approval of the listing by Nasdaq of Black Titan on the Nasdaq Capital Market, post-Merger, and satisfaction or waiver of other customary conditions set forth in the Merger Agreement. The Company, TalenTec and Black Titan prepared a joint proxy statement/prospectus in respect of the Merger, which was initially filed by Black Titan confidentially with the Securities and Exchange Commission (the “SEC”) on October 2, 2024. Subsequent amendment filings were made on February 13, 2025 and April 24, 2025 for purposes of addressing comments received from the SEC. The parties publicly filed an amended joint proxy/registration statement on June 2, 2025 (the “Form F-4”). On July 21, 2025, the SEC declared the Form F-4 effective. Subsequently, on July 22, 2025, we filed a definitive proxy statement on Schedule 14A in respect of a special meeting of our stockholders, held on August 26, 2025 for purposes of approving the Merger.

On October 24, 2024, Seow Gim Shen notified our Board of Directors of his decision to resign as Chief Executive Officer and Chairman of the Board of the Company for personal reasons and not as a result of any disagreement with our Board or management on any matter relating to our operations, policies or practices.

On November 6, 2024, our Board of Directors appointed Brynner Chiam, a director of the Company, as acting principal executive officer and acting principal financial officer of the Company. Mr. Chiam continued to serve on our Board of Directors while he concurrently served as acting principal executive officer and acting principal financial officer. At that time, the Company also launched a search to identify a full-time chief executive officer. Mr. Chiam has not received and will not receive any additional compensation in connection with his service as acting principal executive officer and acting principal financial officer and has not entered into an employment agreement in connection with his service in those roles.

On December 2, 2024, our Board of Directors appointed Mr. Chay Weei Jye as Chief Executive Officer, effective December 2, 2024. On March 20, 2025, we entered into an Employment Agreement with Chay Weei Jye, our Chief Executive Officer (the “Chay Agreement”), pursuant to which Mr. Chay will continue to serve as our Chief Executive Officer. Pursuant to the terms of the Chay Agreement, Mr. Chay was paid a base salary of $60,000 per year and was eligible to participate in the Company’s equity incentive plan and receive an annual bonus, with a target of fifty percent (50%) of his base salary.

On March 27, 2025, our Board appointed Gabriel Loh as an independent director of the Company. The Board determined that Mr. Loh is “independent” as defined under the relevant rules of the SEC and The Nasdaq Stock Market and appointed him to serve as a member of the Audit Committee.

On March 26, 2025, we received a notice (the “Notice”) from the Listing Qualifications staff of Nasdaq notifying the Company that our stockholders’ equity as reported in our Annual Report on Form 10-K for the period ended December 31, 2024 (“2024 10-K”) did not satisfy the stockholders’ equity continued listing requirement under Nasdaq Listing Rule 5550(b)(1) for the Nasdaq Capital Market, which requires that a listed company’s stockholders’ equity be at least $2,500,000 (the “Equity Rule”). In our 2024 10-K, we reported stockholders’ equity of $2,440,000, and, as a result, did not satisfy the Equity Rule.

The Notice had no immediate effect on our listing on the Nasdaq Capital Market. In accordance with Nasdaq rules, the Company submitted a plan to regain compliance with Nasdaq Listing Rule 5550(b)(1). As a result of the completion of our private placement transaction with Blue Harbor Asset Management L.L.C-FZ (“Blue Harbor”) on April 11, 2025, pursuant to which we issued 100,000 shares of Series B Preferred Stock to Blue Harbor at a price of $10.00 per share, for an aggregate purchase price of $1,000,000, the Company believes it has stockholders’ equity of at least $2.5 million. On September 17, 2025, the Company received a letter from Nasdaq that based upon its Form 10-Q for the period ended June 30, 2025, the Company complied with the Equity Rule.

Further, on June 24, 2025, we completed an additional private placement with Blue Harbor, pursuant to which we issued 60,000 shares of Series C Convertible Preferred Stock, par value $0.001 per share, to Blue Harbor at a price of $10.00 per share, for an aggregate purchase price of $600,000, as further described below.

As previously disclosed, on January 3, 2025, we received a notice from the Nasdaq Listing Qualifications Staff that we were in noncompliance with Listing Rule 5620 as a result of our failure to hold an annual shareholder meeting within twelve months of the December 31, 2023 fiscal year end. The Company has since submitted a plan to regain compliance. We conducted our 2025 Annual Meeting of Stockholders on June 16, 2025. On June 20, 2025, we received a notice from Nasdaq that we had regained compliance with the annual meeting requirement for continued listing on Nasdaq set forth in Listing Rule 5620.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statement presentation. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025, or any future interim periods.

The balance sheet as of December 31, 2024 is derived from the audited financial statements at that date but does not include all the information and footnotes required by GAAP for complete financial statements. These unaudited condensed financial statements should be read in conjunction with the audited financial statements and footnotes thereto included in our 2024 10-K.

The accompanying condensed financial statements have been prepared assuming we will continue as a going concern.

As of September 30, 2025, we had cash of approximately $2.0 million.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Going Concern Assessment

We assess going concern uncertainty in our financial statements to determine if we have sufficient cash on hand and working capital, including available borrowings on loans, to operate for a period of at least one year from the date the financial statements are issued or available to be issued, which is referred to as the look-forward period as defined by Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU No. 2014-15”). As part of this assessment, based on conditions that are known and reasonably knowable to us, we will consider various scenarios, forecasts, projections, estimates and will make certain key assumptions, including the timing and nature of projected cash expenditures or programs, and our ability to delay or curtail expenditures or programs, if necessary, among other factors. Based on this assessment, as necessary or applicable, we make certain assumptions around implementing curtailments or delays in the nature and timing of programs and expenditures to the extent we deem probable those implementations can be achieved, and we have the proper authority to execute them within the look-forward period in accordance with ASU No. 2014-15.

Following the consummation of the Merger, the Company will be a wholly-owned subsidiary of Black Titan. Black Titan is thereafter expected to receive a $5.5 million private placement investment which, management believes, should be sufficient to provide the combined entity with enough cash to fund operations for at least one year following the closing.

Based upon the above assessment, our efforts to reduce operating costs and expenditures, and given our existing cash, projected disbursements, and the anticipated proceeds from the private placement investment upon completion of the Merger, we concluded that, at the date of filing the financial statements for the nine months ended September 30, 2025, we had sufficient cash to fund our operations for the next 12 months without additional funds. Accordingly, the financial statements do not include adjustments that would be necessary if the going concern assumption were inappropriate.

Stock-Based Compensation

We recognize compensation expense using a fair-value based method for all stock-based payments including stock options and restricted stock awards and stock issued under an employee stock purchase plan. These standards require companies to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model. See Note 3. Stock Plans for a discussion of our stock-based compensation plans.

Cash

Our investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible given these two constraints. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers and limiting the amount of credit exposure to any one issuer. The estimated fair values have been determined using available market information. We do not use derivative financial instruments in our investment portfolio.

We maintain significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on our financial condition, results of operations, and cash flows.

All investments with original maturities of three months or less are considered to be cash equivalents. We had no cash equivalents as of September 30, 2025 and December 31, 2024.

Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets consist primarily of prepaid insurance and other expenses. Prepaid expenses are recorded at cost and are amortized over the periods benefited using the straight-line method. The Company reviews prepaid expenses at each balance sheet date and adjusts the carrying amounts as necessary to reflect the remaining estimated benefit.

Leases

We determine whether the arrangement is or contains a lease at inception. Operating lease right-of-use assets and lease liabilities are recognized at the present value of the future lease payments at commencement date. The interest rate implicit in lease contracts is typically not readily determinable, and therefore, we utilize our incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received.

Lease expense is recognized over the expected term on a straight-line basis. Operating leases are recognized on our condensed balance sheets as right-of-use assets, operating lease liabilities current and operating lease liabilities non-current.

We leased our office facility under an operating lease that expired in June 2024 and was not renewed. Rent expense associated with this lease was approximately $0 and $64,000 for the three and nine months ended September 30, 2024, respectively.

Subsequent Events

We have evaluated events that occurred after September 30, 2025, and through the date that our condensed financial statements are issued. See Note 9. Subsequent Events.

Fair Value Measurements

Financial instruments, including receivables, accounts payable and accrued liabilities, are carried at cost, and their fair values are approximated due to the short-term nature of these instruments.

Recent Accounting Pronouncements

See Note 1 to our financial statements included in our 2024 10-K for information on recent accounting pronouncements.

2.	Segment Reporting – Significant Expense Disclosure

Our Chief Operating Decision Maker (CODM), the Acting Principal Financial Officer, manages our business activities as a single operating and reportable segment at the entity level. The information in our financial statements along with the quarterly forecasts and weekly disbursements are some of the regularly provided financial information our CODM receives. Accordingly, our CODM uses net loss to measure segment profit or loss, allocate resources and assess performance. In accordance with ASU 2023-07, the following significant expense categories have been identified based on the information regularly reviewed when assessing performance and allocating resources:

1.	Salaries and employee compensation and benefits – Through the second quarter of 2024, salaries and related employee compensation and benefit costs represented a significant portion of our expenses. However, as June 30, 2024, all employees were terminated, and no further salary-related expenses were incurred for the remainder of the fiscal year. In March 2025, we entered into an employment agreement with Chay Weei Jye providing for a base annual salary of $60,000.

2.	Professional fees – Primarily consists of legal fees related to corporate governance and regulatory compliance, accounting and audit fees associated with financial reporting and compliance with SEC requirements and consulting fees paid to certain contractors.

3.	Insurance expenses – Includes general liability, directors and officers (D&O) insurance, and other business-related coverage.

4.	Board of directors’ fees – Paid to directors for their service on the board and its committees.

Amounts incurred for the above-identified expenses for the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. dollars)	2025	2024	2025	2024
Salaries and employee compensation benefits	$15	$-	$45	$1,505
Professional fees	404	499	1,087	1,223
Insurance expenses	110	121	328	368
Board of directors’ fees	49	52	128	417
Total	$578	$672	$1,588	$3,513

3.	Stock Plans

The following table summarizes option activity:

	Shares (in thousands)	Weighted- Average Exercise Price per share	Weighted- Average Remaining Option Term (in years)	Aggregate Intrinsic Value (in thousands of U.S. dollars)
Outstanding at December 31, 2024	79	$69.85	7.15	$-
Outstanding at September 30, 2025	68	$47.72	6.53	$-
Exercisable at September 30, 2025	68	$47.72	6.53	$-

We use the Black-Scholes-Merton option-pricing model to estimate the fair value of our stock options. There were no options granted or shares awarded during the nine-month periods ended September 30, 2025 and 2024.

As of September 30, 2025, there was no unrecognized compensation expense related to non-vested stock options.

4.	Net Loss Per Share

The table below presents common shares underlying stock options and warrants that are excluded from the calculation of the weighted average number of common shares outstanding used for the calculation of diluted net loss per common share. These are excluded from the calculation due to their anti-dilutive effect:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands)	2025	2024	2025	2024
Weighted-average anti-dilutive common shares resulting from options	68	93	76	93
Weighted-average anti-dilutive common shares resulting from convertible note	-	-	-	8
Weighted-average anti-dilutive common shares resulting from convertible preferred	869	380	951	355
Weighted-average anti-dilutive common shares resulting from warrants	428	476	428	476
	1,365	949	1,455	932

5.	Commitments and Contingencies

Legal Proceedings

In 2020, a legal proceeding was initiated against us by a former employee alleging wrongful termination, retaliation, infliction of emotional distress, negligent supervision, hiring and retention and slander. An independent investigation into this individual’s allegations of whistleblower retaliation, while still an employee, was conducted utilizing an outside investigator and concluded that such allegations were not substantiated. In September 2023, Fedson, as consideration for the Asset Purchase Agreement, agreed to assume all liabilities related to this pending employment claim (see Note 6. Asset Sale).

6.	Asset Sale

In July 2023, we entered into the Asset Purchase Agreement with Fedson for the sale of the ProNeura Assets, with closing occurring on September 1, 2023. The ProNeura Assets constituted only a portion of our assets. In August 2023, we entered into an Amendment to the Asset Purchase Agreement, pursuant to which Fedson agreed to purchase our ProNeura Assets for a purchase price of $2.0 million, consisting of (i) $500,000 in readily available funds, paid in full on the Closing Date, (ii) $500,000 in the form of the Cash Note and (iii) $1,000,000 in the form of the Escrow Note. We will also be eligible to receive potential milestone payments of up to $50 million on future net sales of the products and certain royalties on future net sales of the products. As further consideration, Fedson assumed all liabilities related to a pending employment claim against us. On the Closing Date, Fedson delivered a written guaranty by a principal of Fedson of all of Fedson’s obligations under both the Cash Note and Escrow Note. The Cash Note included provisions, which Fedson has exercised, allowing Fedson to extend the maturity date of the Cash Note to November 1, 2023, and again to December 1, 2023, upon payment of $5,000 for each extension. The Cash Note and Escrow Note were paid in December 2023 and January 2024, respectively. We received the funds from the escrow account in February 2024.

7.	Stockholders’ Equity

Our common stock outstanding was 1,397,654 and 914,234 shares as of September 30, 2025 and December 31, 2024, respectively.

Annual Meeting

In June 2025, our stockholders approved an amendment to the 2015 Omnibus Equity Incentive plan to increase the number of authorized shares by an additional 90,000 shares.

Conversion of Series AA Preferred Stock

On May 13, 2025, we received a Notice of Conversion from Sire informing the Company that Sire desired to convert 139,882 shares of its Series AA Convertible Preferred Stock, par value $0.001 per share (the “Series AA Preferred Stock”), into shares of the Company’s common stock. As a result, on May 30, 2025, the Company issued Sire 150,087 shares of common stock. These shares were issued with a standard Rule 144 restrictive legend. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933.

As previously disclosed in our Current Report on Form 8-K filed with the SEC on September 19, 2023, on September 13, 2023 the Company entered into a Securities Purchase Agreement with Sire, pursuant to which the Company agreed to issue 950,000 shares of Series AA Preferred Stock to Sire at a price of $10.00 per share, for an aggregate purchase price of $9,500,000. Under the Certificate of Designations, Preferences and Rights of Series AA Convertible Preferred Stock of the Company (the “Series AA Certificate of Designations”) filed with the Secretary of State of the State of Delaware on September 13, 2023, each share of Series AA Preferred Stock is convertible, at the holder’s option at any time, into shares of the Company’s common stock at a conversion rate equal to the quotient of (i) the stated value of such share divided by (ii) the initial conversion price of $9.32 (taking into account a 1-for-20 reverse stock split effected on January 9, 2024), subject to specified adjustments as set forth in the Series AA Certificate of Designations. The Series AA Preferred Stock contains limitations that prevent Sire from acquiring the lower of either (i) the maximum percentage of common stock permissible under the rules and regulations of The Nasdaq Stock Market without first obtaining shareholder approval or (ii) 19.99% of the Company’s outstanding common stock.

Conversion of Series B Preferred Stock

On May 13, 2025, we received a Notice of Conversion from Blue Harbor informing the Company that Blue Harbor desired to convert 79,773 shares of its Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), into shares of the Company’s common stock. As a result, on May 30, 2025, the Company issued Blue Harbor 265,913 shares of common stock. These shares were issued with a standard Rule 144 restrictive legend. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933.

On August 22, 2025, we received a Notice of Conversion from Blue Harbor informing the Company that Blue Harbor desired to convert 20,227 shares of its Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), into shares of the Company’s common stock. As a result, on August 22, 2025, the Company issued Blue Harbor 67,420 shares of common stock. These shares were issued with a standard Rule 144 restrictive legend. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933.

As previously disclosed in our Current Report on Form 8-K filed with the SEC on April 1, 2025, on March 29, 2025 the Company entered into a Securities Purchase Agreement with Blue Harbor, pursuant to which the Company agreed to issue 100,000 shares of Series B Preferred Stock to Blue Harbor at a price of $10.00 per share, for an aggregate purchase price of $1,000,000. Under the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of the Company (the “Series B Certificate of Designations”) filed with the Secretary of State of the State of Delaware on March 31, 2025, each share of Series B Preferred Stock is convertible, at the holder’s option at any time, into shares of the Company’s common stock at a conversion rate equal to the quotient of (i) the stated value of such share divided by (ii) the initial conversion price of $3.00, subject to specified adjustments as set forth in the Series B Certificate of Designations. The Series B Preferred Stock contains limitations that prevent Blue Harbor from acquiring the lower of either (i) the maximum percentage of common stock permissible under the rules and regulations of The Nasdaq Stock Market without first obtaining shareholder approval or (ii) 19.99% of the Company’s outstanding common stock.

Reverse Split

On January 8, 2024, pursuant to prior stockholder authorization, our Board effected a reverse split of the outstanding shares of our common stock at a ratio of one share for every twenty shares then outstanding (the “Reverse Split”). Pursuant to their respective terms, the number of shares underlying our outstanding options and warrants was reduced and their respective exercise prices increased by the Reverse Split ratio. The number of shares of common stock authorized and the par value of $0.001 per share did not change as a result of the Reverse Split. All share and per share amounts contained in this Quarterly Report on Form 10-Q give retroactive effect to the Reverse Split.

Choong Choon Hau Note Conversion

In August 2023, we received $500,000 in funding in exchange for the issuance of a convertible promissory note for that principal amount to Choong Choon Hau (the “Hau Promissory Note”). Pursuant to the Hau Promissory Note, the principal amount accrues interest at a rate of 10% per annum and is payable monthly. All principal and accrued interest were due and payable on January 8, 2024, unless extended as provided. All or part of the Hau Promissory Note could be converted into our common stock at a conversion price of $9.32 per share from time to time following the issuance date and ending on the maturity date. In March 2024, the Hau Promissory Note, along with accrued interest of approximately $4,511, was converted into 54,132 shares of our common stock.

8.	Related Party Transactions

During the nine months ended September 30, 2025 and 2024, we made payments related to legal and consulting fees of approximately $7,538 and approximately $11,138, respectively, to a law firm operated by one of our Board members.

As of September 30, 2025, we had a receivable balance of approximately $232,000 from Black Titan, a related party. This includes advances of approximately $170,000 made during the nine months ended September 30, 2025 and a balance of $62,000 outstanding as of December 31, 2024. This amount is expected to be repaid under standard terms.

In August 2023, we received $500,000 in funding in exchange for the issuance of the Hau Promissory Note. In March 2024, the Hau Promissory Note, along with accrued interest of approximately $4,511, was converted into 54,132 shares of our common stock (see Note 7. Stockholders’ Equity).

9.	Subsequent Events

We have evaluated events that have occurred subsequent to September 30, 2025 and through the date that the financial statements are issued. Based on this evaluation, other than as set forth below, no events have occurred that require disclosure or adjustment in the financial statements.

On October 1, 2025, the Company successfully closed its previously announced merger with Black Titan and Talentec. Following the merger, on October 2, 2025, the combined company’s ordinary shares, $0.0001 par value per share, began trading on the Nasdaq stock exchange under the ticker symbol NASDAQ: BTTC. Pursuant to the Merger and Contribution and Share Exchange Agreement dated August 19, 2024, Titan has become a wholly owned subsidiary of Black Titan Corporation, effective as of October 1, 2025. As part of the transaction, each issued and outstanding share of Titan common stock was automatically converted into ordinary shares of Black Titan on a one-for-one basis. Trading of Titan’s common stock on the Nasdaq Capital Market ceased trading at the close of business on October 1, 2025, and Black Titan’s ordinary shares commenced trading on Nasdaq on October 2, 2025.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

The disclosure included herein or in the documents incorporated by reference herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve substantial risks and uncertainties. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Forward-looking statements included or incorporated by reference in this report or our other filings with the SEC include, but are not necessarily limited to, those relating to uncertainties relating to:

●	Our ability to complete one or more strategic transactions that will maximize our assets or otherwise provide value to stockholders;

●	our ability to raise capital when needed;

●	difficulties or delays in the product development and regulatory process; and

●	protection for our patents and other intellectual property or trade secrets.

Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties, including the risks outlined under “Risk Factors” or elsewhere in this report, that could cause actual performance or results to differ materially from what is expressed in or suggested by the forward-looking statements.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to give undue weight to such projections, assumptions, and estimates.

References herein to “we,” “us,” “Titan,” and “our company” refer to Titan Pharmaceuticals, Inc. unless the context otherwise requires.

Probuphine® and ProNeura® are trademarks of Fedson, Inc. This Quarterly Report on Form 10-Q also includes trade names and trademarks of other companies besides Titan.

All share and per share data in this report gives retroactive effect to a 1-for-20 reverse stock split effected on January 9, 2024.

As of October 1, 2025, the Company was no longer a publicly-traded SEC registered company. We are now a wholly-owned subsidiary of Black Titan.

Overview

We are a pharmaceutical company that was previously developing therapeutics utilizing the proprietary long-term drug delivery platform, ProNeura®, for the treatment of select chronic diseases for which steady state delivery of a drug has the potential to provide an efficacy and/or safety benefit. ProNeura consists of a small, solid implant made from a mixture of ethylene-vinyl acetate and a drug substance. The resulting product is a solid matrix that is designed to be administered subdermally in a brief, outpatient procedure and is removed in a similar manner at the end of the treatment period.

Our first product based on the ProNeura technology was Probuphine® (buprenorphine implant), which is approved in the United States, Canada and the European Union (“EU”) for the maintenance treatment of opioid use disorder in clinically stable patients taking 8 milligrams or less a day of oral buprenorphine. While Probuphine continues to be commercialized in the EU (as Sixmo™) by another company that had acquired the rights from us, we discontinued commercialization of the product in the United States during the fourth quarter of 2020 and subsequently sold the product in September 2023. Discontinuation of our commercial operations allowed us to focus our limited resources on product development programs and transition back to a product development company at that time.

In December 2021, we announced our intention to work with our financial advisor to explore strategic alternatives to enhance stockholder value, potentially including an acquisition, merger, reverse merger, other business combinations, sales of assets, licensing, or other transactions. In June 2022, we implemented a plan to reduce expenses and conserve capital that included a company-wide reduction in salaries and a scale back of certain operating expenses to enable us to maintain sufficient resources as we pursued potential strategic alternatives. In July 2022, David Lazar and Activist Investing LLC acquired an approximately 25% ownership interest in Titan, filed a proxy statement and nominated six additional directors, each of whom was elected to our board of directors (the “Board”) at a special meeting of stockholders held on August 15, 2022 (the “Special Meeting”). The exploration and evaluation of possible strategic alternatives by the Board have continued following the Special Meeting. Following the election of the new directors at the Special Meeting, Dr. Marc Rubin was replaced as our Executive Chairman, and David Lazar assumed the role of Chief Executive Officer. In connection with the termination of his employment as Executive Chairman, Dr. Rubin received aggregate severance payments of approximately $0.4 million. In December 2022, we implemented additional cost reduction measures including a reduction in our workforce. In June 2023, David Lazar sold his approximately 25% ownership interest in Titan to Choong Choon Hau. Mr. Lazar resigned his position as the Company’s Chief Executive Officer in April 2024. Our then Chairman of the Board of Directors, Seow Gim Shen, assumed the position as our Chief Executive Officer in April 2024.

On September 1, 2023 (the “Closing Date”), we closed on the sale of certain ProNeura assets, including our portfolio of drug addiction products, in addition to other early development programs based on the ProNeura drug delivery technology (the “ProNeura Assets”). In July 2023, we entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Fedson, Inc., a Delaware corporation (“Fedson”), for the sale of the ProNeura Assets. Our addiction portfolio consisted of the Probuphine and Nalmefene implant programs. The ProNeura Assets constituted only a portion of our assets. In August 2023, we entered into an Amendment and Extension Agreement (the “Amendment”) to the Asset Purchase Agreement, pursuant to which Fedson agreed to purchase our ProNeura Assets for a purchase price of $2.0 million, consisting of (i) $500,000 in readily available funds, paid in full on the Closing Date, (ii) $500,000 in the form of a promissory note due and payable on October 1, 2023 (the “Cash Note”) and (iii) $1,000,000 in the form of a promissory note due and payable on January 1, 2024 (the “Escrow Note”). We will also be eligible to receive potential milestone payments of up to $50 million on future net sales of the products and certain royalties on future net sales of the products. As further consideration, Fedson assumed all liabilities related to a pending employment claim against us. On the Closing Date, Fedson delivered a written guaranty by a principal of Fedson of all of Fedson’s obligations under both the Cash Note and Escrow Note. The Cash Note included provisions, which Fedson has exercised, allowing Fedson to extend the payment of the Cash Note to November 1, 2023, and again to December 1, 2023, upon payment of $5,000 for each extension. The Cash Note and Escrow Note were paid in December 2023 and January 2024, respectively. We received the funds from the escrow account in February 2024.

On September 13, 2023, we entered into a Securities Purchase Agreement (the “Sire Purchase Agreement”) with Sire, pursuant to which we issued 950,000 shares of Series AA Preferred Stock to Sire at a price of $10.00 per share, for an aggregate purchase price of $9,500,000. The purchase price consists of (i) $5 million in cash at closing and (ii) $4.5 million in the form of a promissory note from Sire, personally guaranteed by a principal of Sire, due and payable on September 23, 2023, which was fully repaid on that date. The terms, rights, obligations and preferences of the Series AA Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series AA Preferred Stock of Titan (the “Certificate of Designations”), filed with the Secretary of State of the State of Delaware on September 13, 2023. Pursuant to the Sire Purchase Agreement, David Lazar and Peter Chasey submitted their resignations from our Board of Directors. On October 12, 2023, Brynner Chiam and Seow Gim Shen were elected to our Board of Directors, and Seow Gim Shen was appointed as Chairman.

On April 2, 2024, David Lazar, our Chief Executive Officer, Kate Beebe DeVarney, Ph.D., our President and Chief Operating Officer and a member of our Board of Directors, and three other members of our Board of Directors, Eric Greenberg, Matthew C. McMurdo and David Natan, resigned their positions with the Company. Pursuant to the terms of their respective settlement agreements, we made payments in aggregate of approximately $1.2 million. The Board of Directors subsequently appointed Firdauz Edmin Bin Mokhtar and Francisco Osvaldo Flores García as independent directors of the Company to fill two of the vacancies created by the resignations. In addition, Seow Gim Shen was appointed as Chief Executive Officer and Principal Financial Officer and continued to serve as the Company’s Chairman of the Board, which he had done since October 12, 2023.

On August 19, 2024, we entered into a Merger and Contribution and Share Exchange Agreement (the “Merger Agreement”) regarding a business combination with TalenTec Sdn. Bhd. (formerly known as KE Sdn. Bhd.) (“TalenTec”). The Merger Agreement was approved by our Board of Directors. The Merger Agreement was subsequently approved by our stockholders and the stockholders of TalenTec (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement) on August 26, 2025. Upon consummation of the transactions contemplated by the Merger Agreement (the “Merger Closing”), on October 1, 2025, the Company combined with TalenTec in a “reverse merger” transaction consisting of two steps:

1.	TTNP Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Black Titan Corporation (formerly known as BSKE Ltd.) (“Black Titan”), a Cayman Islands exempted company, will merge with and into Titan (the “Merger”); the separate existence of Merger Sub will cease; and Titan will be the surviving corporation of the Merger and a direct wholly owned subsidiary of Black Titan.

2.	The shareholders of TalenTec entered into a share exchange agreement (the “Share Exchange Agreement”) with Titan and Black Titan, pursuant to which, immediately following the Merger, each TalenTec shareholder entering into the Share Exchange Agreement contributed and exchanged all of his TalenTec shares in exchange for ordinary shares of Black Titan.

Completion of the Merger was subject to the approval of the Merger by our stockholders and the issuance of shares related to the Merger, approval of the listing by Nasdaq of Black Titan on the Nasdaq Capital Market, post-Merger, and satisfaction or waiver of other customary conditions set forth in the Merger Agreement. The Company, TalenTec and Black Titan prepared a joint proxy statement/prospectus in respect of the Merger, which was initially filed by Black Titan confidentially with the SEC on October 2, 2024. An amendment filing was subsequently made on February 13, 2025, for purposes of addressing comments received from the SEC. The parties publicly filed an amended joint proxy/registration statement on June 2, 2025 (the “Form F-4”). On July 21, 2025, the SEC declared the Form F-4 effective. Subsequently, on July 22, 2025, we filed a definitive proxy statement on Schedule 14A in respect of a special meeting of our stockholders, held on August 26, 2025 for purposes of approving the Merger.

On October 24, 2024, Seow Gim Shen notified our Board of Directors of his decision to resign as Chief Executive Officer and Chairman of the Board of the Company for personal reasons and not as a result of any disagreement with our Board or management on any matter relating to our operations, policies or practices.

On November 6, 2024, our Board of Directors appointed Brynner Chiam, a director of the Company, as acting principal executive officer and acting principal financial officer of the Company. Mr. Chiam continued to serve on our Board of Directors while he concurrently served as acting principal executive officer and acting principal financial officer. At that time, the Company also launched a search to identify a full-time chief executive officer. Mr. Chiam has not received and will not receive any additional compensation in connection with his service as acting principal executive officer and acting principal financial officer and has not entered into an employment agreement in connection with his service in those roles.

On December 2, 2024, our Board of Directors appointed Mr. Chay Weei Jye as Chief Executive Officer, effective December 2, 2024. On March 20, 2025, we entered into an Employment Agreement with Chay Weei Jye, our Chief Executive Officer (the “Chay Agreement”), pursuant to which Mr. Chay will continue to serve as our Chief Executive Officer. Pursuant to the terms of the Chay Agreement, Mr. Chay was paid a base salary of $60,000 per year and was eligible to participate in the Company’s equity incentive plan and to receive an annual bonus, with a target of fifty percent (50%) of his base salary.

On March 27, 2025, our Board appointed Gabriel Loh as an independent director of the Company. The Board determined that Mr. Loh is “independent” as defined under the relevant rules of the SEC and The Nasdaq Stock Market and appointed him to serve as a member of the Audit Committee.

On March 26, 2025, we received a notice (the “Notice”) from the Listing Qualifications staff of Nasdaq notifying the Company that our stockholders’ equity as reported in our 2024 10-K, did not satisfy the continued listing requirement under Nasdaq Listing Rule 5550(b)(1) for the Nasdaq Capital Market, which requires that a listed company’s stockholders’ equity be at least $2,500,000 (the “Equity Rule”). In our 2024 10-K, we reported stockholders’ equity of $2,440,000, and, as a result, did not satisfy the Equity Rule.

The Notice had no immediate effect on our listing on the Nasdaq Capital Market. In accordance with Nasdaq rules, the Company submitted a plan to regain compliance with Nasdaq Listing Rule 5550(b)(1). As a result of the completion of our private placement transaction with Blue Harbor on April 11, 2025, pursuant to which we issued 100,000 shares of Series B Preferred Stock to Blue Harbor at a price of $10.00 per share, for an aggregate purchase price of $1,000,000, the Company believes it has stockholders’ equity of at least $2.5 million. On September 17, 2025, the Company received a letter from Nasdaq that based upon its Form 10-Q for the period ended June 30, 2025, the Company complied with the Equity Rule.

Further, on June 24, 2025, we completed an additional private placement with Blue Harbor, pursuant to which we issued 60,000 shares of Series C Convertible Preferred Stock at a price of $10.00 per share, to Blue Harbor for an aggregate purchase price of $600,000.

As previously disclosed, on January 3, 2025, we received a notice from the Nasdaq Listing Qualifications Staff that we were in noncompliance with Listing Rule 5620 as a result of our failure to hold an annual shareholder meeting within twelve months of the December 31, 2023 fiscal year end. The Company has since submitted a plan to regain compliance. We conducted our 2025 Annual Meeting of Stockholders on June 16, 2025. On June 20, 2025, we received a notice from Nasdaq that we had regained compliance with the annual meeting requirement for continued listing on Nasdaq set forth in Listing Rule 5620.

Recent Accounting Pronouncements

See Note 1 to our financial statements included in our 2024 10-K for information on recent accounting pronouncements.

Results of Operations for the Three and Nine Months ended September 30, 2025 and September 30, 2024

Operating Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. dollars)	2025	2024	Change	2025	2024	Change
Operating expenses:
General and administrative	$777	$754	$23	$1,967	$3,891	$(1,924)
Total operating expenses	$777	$754	$23	$1,967	$3,891	$(1,924)

The increase in general and administrative expenses for the three months ended September 30, 2025 was primarily related to increases in proxy-related expenses in connection with the merger. The decrease in general and administrative expenses for the nine months ended September 30, 2025 was primarily related to decreases in payroll-related expenses.

Other Income (Expense), Net

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. dollars)	2025	2024	Change	2025	2024	Change
Other income (expense):
Interest income	$-	$-	$-	$-	$1	$(1)
Other expense, net	(26)	(9)	(17)	(88)	(26)	(62)
Other expense, net	$(26)	$(9)	$(17)	$(88)	$(25)	$(63)

The decrease in other income (expense), net for the three and nine months ended September 30, 2025 was primarily due to an increase in other expenses due to higher franchise taxes.

Net Loss and Net Loss per Share

Our net loss from operations for the three-month period ended September 30, 2025 was approximately $0.7 million, or approximately $0.57 per share, compared to our net loss from operations of approximately $0.7 million, or approximately $0.83 per share, for the comparable period in 2024. Our net loss from operations for the nine-month period ended September 30, 2025 was approximately $2.0 million, or approximately $1.84 per share, compared to our net loss from operations of approximately $3.9 million, or approximately $4.38 per share, for the comparable period in 2024.

Liquidity and Capital Resources

We have funded our operations since inception primarily through the sale of our securities and the issuance of debt, as well as with proceeds from warrant and option exercises, corporate licensing and collaborative agreements, the sale of royalty rights, and government-sponsored research grants. At September 30, 2025, we had working capital of approximately $2.0 million compared to working capital of approximately $2.4 million at December 31, 2024.

In September 2023, we entered into a purchase agreement with Sire, pursuant to which we agreed to issue 950,000 shares of our Series AA Convertible Preferred Stock at a price of $10.00 per share, for an aggregate purchase price of $9.5 million. The purchase price consisted of (i) $5.0 million in cash at closing and (ii) $4.5 million in the form of a promissory note from Sire which was paid in September 2023. The net cash proceeds from this transaction were approximately $9.5 million.

In September 2023, we closed on the sale of the ProNeura Assets pursuant to the Asset Purchase Agreement with Fedson. The ProNeura Assets constituted only a portion of our assets. In August 2023, we entered into an Amendment to the Asset Purchase Agreement, pursuant to which Fedson agreed to purchase our ProNeura Assets for a purchase price of $2.0 million, consisting of (i) $500,000 in readily available funds, paid in full on the Closing Date, (ii) $500,000 in the form of the Cash Note and (iii) $1,000,000 in the form of the Escrow Note. We will also be eligible to receive potential milestone payments of up to $50 million on future net sales of the products and certain royalties on future net sales of the products. As further consideration, Fedson assumed all liabilities related to a pending employment claim against us. On the Closing Date, Fedson delivered a written guaranty by a principal of Fedson of all of Fedson’s obligations under both the Cash Note and Escrow Note. The Cash Note included provisions, which Fedson has exercised, allowing Fedson to extend the payment of the Cash Note to November 1, 2023, and again to December 1, 2023, upon payment of $5,000 for each extension. The Cash Note and Escrow Note were paid in December 2023 and January 2024, respectively. We received the funds from the escrow account in February 2024.

In August 2023, we received $500,000 in funding in exchange for the issuance of a convertible promissory note for that principal amount to Choong Choon Hau (the “Hau Promissory Note”). Pursuant to the Hau Promissory Note, the principal amount will accrue interest at a rate of 10% per annum and will be payable monthly. All principal and accrued interest shall be due and payable on January 8, 2024, unless extended as provided. All or part of the Hau Promissory Note could be converted into our common stock at a conversion price of $9.32 per share from time to time following the issuance date and ending on the maturity date. In March 2024, the Hau Promissory Note, along with accrued interest, was converted into 54,132 shares of our common stock.

At September 30, 2025, we had cash of approximately $2.0 million, which we believe is sufficient to fund our planned operations through the third quarter of 2026. We are exploring several financing and strategic alternatives; however, there can be no assurance that our efforts will be successful.

In April 2025, we completed the private placement transaction with Blue Harbor, pursuant to which we agreed to issue 100,000 shares of our Series B Convertible Preferred Stock at a price of $10.00 per share, for an aggregate purchase price of $1.0 million. In June 2025, we completed an additional private placement with Blue Harbor, pursuant to which we issued 60,000 shares of Series C Convertible Preferred Stock at a price of $10.00 per share, for an aggregate purchase price of $600,000, as further described below.

Sources and Uses of Cash

	Nine months Ended September 30,
(in thousands of U.S. dollars)	2025	2024
Net cash used in operating activities	$(2,301)	$(3,360)
Net cash used in financing activities	(5)	-
Net cash provided by (used in) financing activities	1,430	(14)
Net decrease in cash	$(876)	$(3,374)

Net cash used in operating activities for the nine months ended September 30, 2025 consisted primarily of our net loss of approximately $2.1 million, and approximately $0.2 million related to net changes in operating assets and liabilities. Net cash used in operating activities for the nine months ended September 30, 2024 consisted primarily of our net loss of approximately $3.9 million, offset by approximately $0.6 million related to net changes in operating assets and liabilities. Uses of cash in operating activities were primarily to general and administrative expenses. Net cash provided by financing activities for the nine months ended September 30, 2025 consisted primarily of proceeds from the issuance of preferred stock.